February 16, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:	ONEOK, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-13643

ONEOK, Partners, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-12202

Dear Ms. Thompson:

This letter is to respond to the Securities and Exchange Commission Staff’s letter of comment dated February 2, 2016, concerning the referenced filing of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”).

Form 10-K for the year ended December 31, 2014
Financial Statements and Supplementary Data
Consolidated Statements of Income, page 78

1.	We note your response dated December 3, 2015 as well as the additional analysis of gross versus net revenue reporting filed on January 5, 2016. We have the following comments:

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Please clearly disclose within Note A - Summary of Significant Accounting Policies the types of costs that you classify in the line item “Cost of sales and fuel” and the types of costs that you classify in the line item “Operations and maintenance.”

Response: In response to your comment, we will add disclosure in Note A - Summary of Significant Accounting Policies in order to more clearly describe the types of costs included in the “Cost of sales and fuel” and “Operations and maintenance” line items in our Consolidated Statements of Income, as follows.

ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
www.oneok.com

Ms. Jennifer Thompson
February 16, 2016

Cost of sales and fuel - Cost of sales and fuel primarily includes (i) the cost of purchased commodities, including NGLs, natural gas and condensate, (ii) fees incurred for third-party transportation, fractionation and storage of commodities, and (iii) fuel and power costs incurred to operate our own facilities that gather, process, transport and store commodities.

Operations and maintenance - Operations and maintenance primarily includes (i) payroll and benefit costs, (ii) third-party costs for operations, maintenance and integrity management, regulatory compliance and environmental and safety, and (iii) other business related service costs.

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It appears from your prior responses that certain expenses that would typically be allocated, in part, to cost of products or cost of services in accordance with Rule 5-03 of Regulation S-X have been excluded from the subtotal “Net margin” on the face of your income statements. Please tell us how you determined presentation of this subtotal is appropriate, including how you considered whether this is a non-GAAP measure and how you considered the applicability of SAB Topic 11:B. Also tell us whether your presentation conforms to predominant industry practice.

Response: We reviewed SAB Topic 11:B and noted some diversity of industry practice related to the presentation of “Net margin”. As a result, we will remove the subtotal “Net margin”and revise our “Cost of sales and fuel” caption to “Cost of sales and fuel (exclusive of items shown separately below)” in our Financial Statements and Supplementary Data and from our Management’s Discussion and Analysis, beginning with our Annual Report on Form 10-K for the year ended December 31, 2015.

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We note that your analysis of results of operations for the Natural Gas Gathering and Processing segment indicates that a material driver of changes in this segment’s net margin in both 2013 and 2014 was changes in contract mix. In future filings, please disclose a more detailed explanation of how the mix of contracts changed and how this change impacted your net margin. A more detailed explanation of this segment’s POP with fee contracts elsewhere in your filing may provide greater transparency when explaining how the contract mix affects this segment’s profitability.

Response: In order to more clearly explain the revenue recognition for our various contract types, we will enhance the revenue recognition section of our Summary of Significant Accounting Policies footnote in our Annual Report on Form 10-K for the year ending December 31, 2015, consistent with the example provided in our response filed December 3, 2015. We will also disclose in Item 1 and the analysis of results of operations for the Natural

Ms. Jennifer Thompson
February 16, 2016

Gas Gathering and Processing segment a more detailed explanation of the change in contract mix beginning with our Annual Report on 10-K for the year ended December 31, 2015.

The following is an example of clarifying language we intend to provide in the Natural Gas Gathering and Processing section of Item 1:

POP with fee-based components - Under this type of contract, we charge fees for gathering, treating, compressing and processing the producer’s natural gas and retain a percentage of the proceeds from the sale of residue natural gas, condensate and/or NGLs. This type of contract represented approximately 90 percent and 87 percent of contracted volumes in this segment for 2015 and 2014, respectively. There are a variety of factors that directly affect our POP with fee earnings, including:

–	the price of natural gas, condensate and NGLs;

–	the percentage of NGL, condensate and residue natural gas sales proceeds retained by us that we receive as part of the compensation for the services we provide;

–	the composition of the natural gas and NGLs produced;

–	the fees we charge for our services;

–	volume produced; and

–	costs incurred to provide our services

Over time as our contracts are renewed or restructured, we have generally increased the fee components and reduced the percent of proceeds retained from the sale of the commodities. As a result, our mix of commodity and fee-based earnings continue to change as volumes naturally decline on older contracts where we retain a higher percent of proceeds and volumes increase on contracts with higher fee components.

Fee-only - Under this type of contract, we are paid a fee for the services we provide, based on volumes gathered, processed, treated and/or compressed. Our fee-only contracts represented approximately 10 percent and 13 percent of contracted volumes in this segment for 2015 and 2014, respectively.

The following is an example of clarifying language we intend to provide in our analysis of results of operations for the Natural Gas Gathering and Processing segment (changes are underlined):

•	an increase of $8.8 million due primarily to higher average fee rates and a lower percentage of proceeds retained from the sale of commodities under our POP with fee contracts

Ms. Jennifer Thompson
February 16, 2016

* * * * * * * * * * * * * * * * *

ONEOK Inc. and ONEOK Partners hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (918) 588-7122, if you need clarification or additional information.

Sincerely,

/s/ Sheppard F. Miers, III
Sheppard F. Miers, III
Vice President,
Chief Accounting Officer

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